Exhibit 99.4

RIT TECHNOLOGIES LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

        The undersigned hereby appoints Sergey Anisimov, Chairman of the Board, and Avi Kovarsky, Chief Executive Officer, and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares in RiT Technologies Ltd. (the “Company”) which the undersigned is entitled to vote at the 2008 Annual General Meeting of Shareholders (the “Annual Meeting”) to be held at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, on Tuesday, August 26, 2008 at 10:00 a.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders and Proxy Statement relating to the Annual Meeting.

        This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

        PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED EVNELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To elect three (3) directors to the Board of Directors of the Company.

Sergey Anisimov	☐	FOR	☐	AGAINST	☐	ABSTAIN
Boris Granovsky	☐	FOR	☐	AGAINST	☐	ABSTAIN
Roman Goronov	☐	FOR	☐	AGAINST	☐	ABSTAIN

2.	To reappoint the Company’s independent auditors, KPMG Somech Chaikin, Certified Public Accountants (Israel), for the 2008 fiscal year.

☐ FOR                      ☐ AGAINST                      ☐ ABSTAIN

3.	To authorize the Board of Directors to effect a reverse share split of the Ordinary Shares.

☐ FOR                      ☐ AGAINST                      ☐ ABSTAIN

4.	To approve the Company’s Directors and Officers’ Liability Insurance Policy.

By signing this Proxy, the undersigned hereby certifies that the undersigned has no “personal interest” in this matter under the Israeli Companies Law. See Item 4 of the Proxy Statement for more information.

☐ FOR                      ☐ AGAINST                      ☐ ABSTAIN

5.	To approve the terms of employment and framework of compensation for an Employee who is related to STINS COMAN Incorporated, the controlling shareholder of the Company.

By signing this Proxy, the undersigned hereby certifies that the undersigned has no “personal interest” in this matter under the Israeli Companies Law. See Item 5 of the Proxy Statement for more information.

☐ FOR                      ☐ AGAINST                      ☐ ABSTAIN

6.	To approve a private issuance by the Company of ordinary shares to STINS COMAN Incorporated, the controlling shareholder of the Company.

By signing this Proxy, the undersigned hereby certifies that the undersigned has no “personal interest” in this matter under the Israeli Companies Law. See Item 6 of the Proxy Statement for more information.

☐ FOR                      ☐ AGAINST                      ☐ ABSTAIN

7.	To approve the renewal of a distribution agreement between the Company and STINS Corp. a subsidiary of STINS COMAN Incorporated, the controlling shareholder of the Company.

By signing this Proxy, the undersigned hereby certifies that the undersigned has no “personal interest” in this matter under the Israeli Companies Law. See Item 7 of the Proxy Statement for more information.

☐ FOR                      ☐ AGAINST                      ☐ ABSTAIN

8.	To approve a special bonus payment to Liora Katzenstein.

☐ FOR                      ☐ AGAINST                      ☐ ABSTAIN

9.	To approve the terms of compensation for Roman Govorov’s service as a director.

☐ FOR                      ☐ AGAINST                      ☐ ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Annual Meeting or any adjournment or postponement thereof.

___________________ Date: _______, 2008 ________________________ Date____________, 2008
SIGNATURE                                                    SIGNATURE (if held jointly)

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.